TRANCE GLOBAL ENTERTAINMENT GROUP CORP.

KUSOCINSKIEGO 3, TORUN, POLAND 87-100, Phone: + 48505259170

June 26, 2012

Mr. Charles Lee

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re: Trance Global Entertainment Group Corp.

       Amendment No. 2 to Registration Statement on Form S-1

       Filed June 4, 2012

       File No. 333-180750

Dear Charles Lee,

Please find our responses to the SEC comments sent to us on June 8, 2012 below:

Use of Proceeds, page 10

1. We have reviewed your response to comment 1 in our letter dated May 30, 2012.

As requested in both of our prior comment letters, please ensure your use of proceeds table reflects how the net proceeds of the offering will be utilized. Please note that your current disclosures present how you intend to use the gross proceeds of the offering instead of net proceeds of $22,000, $52,000, and $82,000 under the one-third, two-third and 100% offering scenarios, respectively. Revise your table accordingly and ensure that the amounts are consistent with your plan of operation on pages 13-14.

Plan of Operation, page 13

Response: We have revised our plan of operation for consistency. We have not revised our use of proceeds table as we will not deduct the $8,000.00 offering expense from the use of proceeds. The $8,000.00 offering fees have already been paid for by the company from the funds provided by our director.

2. On page 14 you disclose that the expected minimum cost for development and manufacturing of product is $18,000. We note, however, that your use of proceeds table on page 10 allocates only $11,000 to product development under the one-third offering scenario. Please revise your filing to address this apparent inconsistency.

Response: We have revised accordingly.

Estimated Expenses for the Next Twelve Month Period, page 14

3. We note that your table on page 14 does not sum to an appropriate amount. Please revise your table accordingly.

Response: We have revised our table.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

4. We note that you did not provide a consent from your auditors. Please provide a signed consent from your auditors in future amendments.

Response: We have provided a signed consent from our auditors.

Please direct any further comments or questions you may have to the company at tranceglobal.group@gmail.com or to the company's legal counsel Mr. Kevin A. Polis, Esq. at:

Kevin A. Polis, Esq.

Carrillo Huettel, LLP

3033 Fifth Avenue, Suite 400

San Diego, CA 92103

Tel. (619) 546-6154 Direct

Tel. (619) 546-6100 Main

Fax. (619) 546-6060 Fax

Thank you.

Sincerely,

/S/ Barbara Walaszek

Barbara Walaszek, President